23(m)

Class C Plan of Distribution

ADDENDUM TO SCHEDULE B

The total fees paid by the Class of each Series of a Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

Calvert SAGE Fund

        Calvert Large Cap Value Fund

Class C
Distribution Fee	Service Fee
0.75%	0.25%

Calvert Large Cap Value Fund does not offer Class B shares.

Date: September 30, 2008